Golden Autumn Holdings, Inc.
455 Dallas Parkway, 6th Floor
Dallas Parkway
Dallas, Texas 75001

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about August 27, 2007 by Golden Autumn Holdings, Inc., (the “Company”) f/k/a Armitage Mining Corp., to the holders of record of shares of common stock, $0.001 par value per share, of the Company (the “Shares”). You are receiving this Information Statement in connection with the intended appointment of five new members to the Company’s Board of Directors.

On February 14, 2006, Armitage Mining Corp. entered into a share exchange agreement (the “Exchange Agreement’) with Golden Autumn Holdings, Inc. a Delaware corporation (“Golden Autumn”), and the shareholders of Golden Autumn (the “Golden Autumn Stockholders”). The closing occurred on February 14, 2007. Pursuant to the terms of the Exchange Agreement, the Company acquired all of the issued and outstanding capital stock of Golden Autumn from Golden Autumn’s shareholders in exchange for 17,032,970 shares of the Company’s common stock (the “Acquisition”). In connection with the execution of the Exchange Agreement, the Company’s sole director prior to the transaction appointed Charles Fu as a member of the Company’s Board of Directors. The Company’s Board of Directors has now appointed the following directors:

Guanglong Li
Xiping Wang
Shengyun Qiu
Timothy J. Craddock
Zhen Zhang

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the following new directors:

Guanglong Li
Xiping Wang
Shengyun Qiu
Timothy J. Craddock
Zhen Zhang

The information contained in this Information Statement concerning Golden Autumn and Guanglong Li, Xiping Wang, Shengyun Qiu, Timothy J. Craddock, and Zhen Zhang has been furnished to the Company by Golden Autumn. The Company assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

The Common Stock is the only class of voting securities of the Company outstanding. As of February
14, 2006, there were 1,119,000 shares outstanding and entitled to one vote per share. Upon the completion of the Exchange Agreement, there were 20,142,003 shares outstanding and entitled to one vote per share. As of August 8, 2007, there are 20,142,003 shares issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of August 8, 2007 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of Armitage Mining's executive officers and directors; and (iii) Armitage directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned. The below table is based on 20,142,003 shares of common stock outstanding as of August 8, 2007.

Name of Beneficial Owner (1)(2)	Common Stock Beneficially Owned	Percentage of Common Stock (1)
Guanglong Li	3,051,917	15.15%
Charles Fu (3)	1,547,514	8%
Hua Li	112,145	*
Guangxin Tang	18,072	*
Michael Potts	400,000	2%
GAH-CDC Holdings LLC (4)	5,366,613	27%
BJP-GAH Holdings LLC (5)	3,028,070	15%
Wong Chi Shun	1,477,985	7.34%
Gordon Gang Chen	1,357,579	6.7%
GAH-REV Holdings LLC (6)	1,277,003	6.3%
All officers and directors as a group (7)	5,129,648	25.46%

* Less than one percent.

(1) Beneficial ownership is determined in accordance with the Rule 13d-3(d)(1) of the Exchange Act, as amended and generally includes voting or investment power with respect to securities. Pursuant to the rules and regulations of the Securities and Exchange Commission, shares of common stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person shown in the table.

(2) Except as otherwise indicated, the address of each beneficial owner is c/o Golden Autumn Holdings, Inc. 15455 Dallas Parkway, 6th Floor, Dallas Texas 75001.

(3) Including the 385,916 shares and the 196,816 shares held by BJPHC-GAH Holdings LLC and Everlasting Holdings LLC respectively, of which Mr. Charles Fu may be deemed to have the beneficial ownership by reason of being the shareholder of BJP-GAH Management Inc., the sole manager of BJPHC-GAH Holdings LLC and Everlasting Holdings LLC.

(4) Mr. Guanglong Li and Mr. Charles Fu may be deemed to have the shared power to depose of the shares held by GAH-CDC Holdings LLC and to have the beneficial ownership of these shares by reason of being the shareholders of GAH Management Inc., the sole manager of GAH-CDC Holdings LLC.

(5) Mr. Charles Fu and Mr. Xiping Wang may be deemed to have the shared power to depose of the shares held by BJP-GAH Holdings LLC and to have the beneficial ownership of these shares by reason of being the shareholders of BJP-GAH Management Inc., the sole manager of BJP-GAH Holdings LLC.

(6) Mr. Guanglong Li and Mr. Charles Fu may be deemed to have the shared power to depose of the shares held by GAH-REV Holdings LLC and to have the beneficial ownership of these shares by reason of being the shareholders of GAH Management Inc., the sole manager of GAH-REV Holdings LLC.

Directors And Executive Officers

Appointment of New Director

As of February 14, 2007, the following were appointed to the Company’s Board of Directors:

Guanglong Li
Xiping Wang
Shengyun Qiu
Timothy J. Craddock
Zhen Zhang

Set forth below is certain information with respect to the above-named directors:

Guanglong Li

Guanglong Li has been an executive in the senior living industry for over 24 years. Mr. Li has been chairman and general manager of the predecessors of Golden Autumn since May of 1997. He has led the predecessors of the Company through its privatization and various reorganizations for growth. He was a government official at the Sichuan Government before his involvement in the business.

Xiping Wang

Wang Xiping, has served as Vice President of the predecessors of Golden Autumn in charge of investment/financing since 2005. He graduated from South Western University of Finance and Economics as Master in Economics and has over 27 years corporate financing and banking experience. Mr. Wang was the founder of Chengdu Changjin Investment Management Co., Ltd. From 1994 until 2004, he held various senior positions including GM of Cooperate Credit Department and Assets Security Department with China Merchants Bank Chengdu Branch

Shengyun Qiu

Shengyun Qiu has over 40 years of experience and most recently was China’s Ambassador to Jordan. Mr. Qiu has also been the Consulate General of the People’s Republic of China in the United States. Mr. Qiu graduated from Fudan University in 1964.

Timothy J. Craddock

Timothy J. Craddock has over 15 years of experience in the finance industry. From December 2002 to present, Mr. Craddock has been the President of Lone Stat Site Acquisition. He has previously worked as Senior Vice President of Corporate Development at Aurion Technologies and was President and CEO of CCI Commercial Real Estate Services. Mr. Craddock received his BS from the University of Oklahoma School of Business in 1991.

Charles Fu

Charles Fu, the Vice Chairman and President the Company, has over 20 years’ experience in foreign investment in China, corporate finance, M & A, and public offerings of China-related companies. He has led the Company in its reorganization for receiving foreign investment and in its plans for going public in the U.S. Mr. Fu received his LL.B. from China’s Northwestern Institute of Law & Political Science, his J.D. from the Southern Methodist University School of Law in Dallas, Texas, and his LL.M. from the University of Brussels, Belgium.

Zhen Zhang

Mr. Zhang has had over 12 years experience in banking and corporate finance. From October 2005 to present, Mr. Zhang has been the General Manager of the Risk Control Department for Issuing Line of Credit to Industrial and Commercial Enterprises, Beijing Agriculture Commercial Bank. From September 2001 to October 2005, he was the Executive Vice Governor of Baotou Commercial Bank. He has also held positions as the General Manager of the Line of Credit & Loan Department at Baotou Commercial Bank, and was previously the the Head of Planning Department, the Head of Coordination Department and the General Internal Auditor at Baotou People’s Bank. Mr. Zhang graduated from Henan Banking & Finance College and has an MBA from Beijin Jiaotong University.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended September 30, 2006, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

At present we do not pay our directors for attending meetings of our Board of Directors, although we expect to adopt a director compensation policy in the future. We have no standard arrangement pursuant to which our directors are compensated for any services provided as a director or for committee participation or special assignments.

Executive Compensation

The following table summarizes all compensation recorded by the Company in each of the last two completed fiscal years for our principal executive officer, each other executive officer serving as such whose annual compensation exceeded $100,000 USD and up to two individuals for whom disclosures would have been made in this table but for the fact that the individual was not serving as an executive officer of our company at the end of our fiscal year. Such officers are referred to herein as our "Named Officers."

Summary Compensation Table

Employment Agreements

	Annual Compensation

						Awards		Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award (shares)	Securities Underlying Options / SARs (#) (1)(2)	LTIP Payouts ($)	All Other Compensation ($)
Guanglong Li, Chairman & CEO	2006	$22,500	None	None	None	None	None	None
	2005	$22,500	None	None	None	None	None	None
Charles Fu, President & Directors	2006	None	None	None	None	None	None	None
	2005	None	None	None	None	None	None	None
Hua Li, Chief Operating Officer	2006	$22,500	None	None	None	None	None	None
	2005	$22,500	None	None	None	None	None	None
Guanxin Tang, Chief Financial Officer	2006	$12,500	None	None	None	None	None	None
	2005	$12,500	None	None	None	None	None	None

We have entered into the following Employment Agreements:

•
Charles Fu entered into an Executive Employment Contract with Golden Autumn on March 1, 2007, to serve as the Company’s President for a term of 4 years at an annual salary of $200,000, out of which $100,00 is payable in Cash and $100,000 is payable in Golden Autumn shares of common stock. The Company’s stock is to be issued each month based on the average price of Golden Autumn shares during that month. Mr. Fu will also be entitled to quarterly performance bonuses and quarterly stock options, which are to be determined by the Company’s Compensation Committee of the board of Directors.

•
Guanglong Li entered into an Executive Employment Contract with Golden Autumn on March 1, 2007, to serve as the Company’s Chief Executive Officer for a term of 4 years at an annual salary of $200,000, out of which $100,00 is payable in Cash and $100,000 is payable in Golden Autumn shares of common stock. The Company’s stock is to be issued each month based on the average price of Golden Autumn shares during that month. Mr. Li will also be entitled to quarterly performance bonuses and quarterly stock options, which are to be determined by the Company’s Compensation Committee of the board of Directors.

•
Hua Li entered into an Executive Employment Contract with Golden Autumn on March 1, 2007, to serve as the Company’s Chief Operation Officer for a term of 4 years at an annual salary of $100,000, out of which $50,00 is payable in Cash and $50,000 is payable in Golden Autumn shares of common stock. The Company’s stock is to be issued each month based on the average price of Golden Autumn shares during that month. Mr. Li will also be entitled to quarterly performance bonuses and quarterly stock options, which are to be determined by the Company’s Compensation Committee of the board of Directors.

•
Guangxin Tang entered into an Executive Employment Contract with Golden Autumn on March 1, 2007, to serve as the Company’s Chief Financial Officer for a term of 4 years at an annual salary of $100,000, out of which $50,00 is payable in Cash and $50,000 is payable in Golden Autumn shares of common stock. The Company’s stock is to be issued each month based on the average price of Golden Autumn shares during that month. Mr. Tang will also be entitled to quarterly performance bonuses and quarterly stock options, which are to be determined by the Company’s Compensation Committee of the board of Directors.

Outstanding Equity Awards at Fiscal Year-End

Our Named Executive Officers did not hold unexercised options or any other stock awards as of the end of our fiscal year ending September 30, 2006. As such, the table has been omitted.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN AUTUMN HOLDINGS, INC.

By:	/s/ Charles Fu
Charles Fu
President